
July 30, 2012

Via E-mail
Philippe Wagner, President
Lion Consulting Group, Inc.
16192 Coastal Highway
Lewes, DE 19958

> **Re:** **Lion Consulting Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-181624**

Dear Mr. Wagner:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 of our letter dated June 19, 2012. We reissue our comment. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your response to comment 4 of our letter dated June 19, 2012. We reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 20. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

3.   Please file an updated auditors' consent prior to the effectiveness of the registration statement.

Risk Factors, page 5

4.   We note your response to comment 9 of our letter dated June 19, 2012. Please also remove the statement: "In addition to the usual risks."

5.   We note your response to comment 10 of our letter dated June 19, 2012. Please revise the headings of the risk factors so that they appear in bold or italicized type so that they are clearly identifiable to the reader. Additionally, please similarly revise the cross-reference to the risk factors and the notification on the cover page so that they do not appear in all capital letters, but are presented in prominent type.

We have no operating history …, page 6

6.   We note your response to comment 12 of our letter dated June 19, 2012. In response to our comment, you revised your risk factor to state that additional financing will be required only in the case of certain events. However, your disclosure on pages 3, 19, and 25 clearly indicates that you will need additional financing in any event. Please revise your disclosure to clearly state that you will require additional capital. Additionally, please ensure that your disclosure on pages 3 and 19 is consistent with your disclosure on page 25. On pages 3 and 19, you disclose that you will need an additional $200,000, while on page 25, you state that you will need $600,000 to hire consultants. Please clarify the exact amount that you will need to have a viable business.

Description of Business, page 19

7.   We note your response to comment 16 of our letter dated June 19, 2012 and we reissue in part our prior comment. Please expand your disclosure to discuss the regulations applicable to companies based in Switzerland or disclose why the company is not subject to such regulations.

8.   We note your response to comment 17 of our letter dated June 19, 2012. Please expand
        your disclosure to address whether Mr. Wagner has experience providing business and
        marketing plan preparation, financial search and procurement, IT consulting services, and
        management development and human resources advising. If he has experience in these
        areas, please specify how much experience he has. If he does not have such experience
        in these areas, please revise the risk factor section accordingly. Additionally, please
        disclose whether you will provide services to the two companies that Mr. Wagner
        currently performs services for.

Employees and Employment Agreements, page 21

9.   We note your response to comment 19 of our letter dated June 19, 2012. We note that
        Mr. Wagner is currently the President or CEO of two other companies. Please advise
        whether he will be able to devote 20 hours each week, or 40 hours a week if necessary, in
        light of the positions he holds at these other entities. If he may work less than 20 hours
        either prior to or after completion of the offering, please clarify this.

10.   We note your disclosure that you do not anticipate hiring additional employees in the
        next 12 months. However, on page 25, you indicate that your goal is to hire 6 full time
        consultants within the next 12 months. Please revise your disclosure as appropriate.

Management's Discussion and Analysis … , page 24

Liquidity and Capital Resources, page 26

11.   We note your response to comment 20 of our letter dated July 19, 2012. We reissue our
        comment in part. Please disclose whether you will be able to obtain additional loans
        from this related party in the future if necessary.

Directors, Executive Officers, Promoters and Control Persons, page 28

12.   Please disclose the position that Mr. Wagner holds at United Oil and Gas Corp.
        Additionally, please disclose when he commenced employment at United Oil and Gas
        Corp. and at Tristar Energy Group Inc.

Director Compensation, page 29

13.   We note your response to comment 21 of our letter dated June 19, 2012. We note that
        you may compensate directors for "participating in day-to-day operations of the
        Company." It appears that you may provide additional compensation to directors that are
        also executive officers for performing their duties as executive officers. Please clearly
        state this or revise your disclosure to clarify that executive officers will not receive extra
        remuneration as a director for performing their duties as an executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Thomas E. Puzzo, Esq. (*via e-mail*)